Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.

Table of Contents
Page

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Earnings	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6

Notes to the Condensed Consolidated Interim Financial Statements	7-17

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

AS AT
	September 30, 2014	December 31, 2013

ASSETS

Current Assets
Cash and cash equivalents	$37,703,173	$14,435,453
Amounts receivable	360,596	121,308
Prepaid expenses	650,650	387,414
Deferred finance costs (note 10)	171,586	171,586
Taxes receivable (note 5)	9,773,608	6,415,814
Inventory (note 6)	4,630,864	12,896,365
Total Current Assets	53,290,477	34,427,940

Non-Current Assets
Deferred finance costs (note 10)	133,508	261,845
Inventory (note 6)	6,557,450	-
Property, plant and equipment (note 7)	107,478,031	93,142,570
Exploration and evaluation assets (note 8)	18,353,685	15,675,298
Total Non-Current Assets	132,522,674	109,079,713

TOTAL ASSETS	$185,813,151	$143,507,653

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$5,811,193	$5,275,153
Taxes payable	749,339	1,155,314
Deferred revenue (note 9)	1,584,306	2,627,015
Total Current Liabilities	8,144,838	9,057,482

Non-Current Liabilities
Asset retirement obligations	4,465,566	4,238,270
Credit facility obligation (note 10)	15,000,000	-
Deferred revenue (note 9)	4,255,703	4,034,767
Deferred tax liability (note 20)	11,604,000	9,043,000
Total Non-Current Liabilities	35,325,269	17,316,037

Total Liabilities	43,470,107	26,373,519

Shareholders’ Equity
Capital stock (note 11)	128,776,622	108,676,353
Reserves (note 11)	7,106,719	6,021,431
Accumulated other comprehensive loss	(3,487,505)	(3,487,505)
Retained earnings	9,947,208	5,923,855
Total Shareholders' Equity	142,343,044	117,134,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$185,813,151	$143,507,653

Nature of operations (note 1)
Subsequent events (note 22)

Approved by the Board and authorized for issue on November 12, 2014.
“J. Scott Drever”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013

Revenues (note 12)	$8,001,422	$13,669,133	$28,726,006	$42,027,034

Cost of sales (note 13)	(4,435,715)	(5,293,749)	(12,169,196)	(14,710,162)

Depletion, depreciation and amortization	(1,717,790)	(1,450,925)	(5,017,093)	(4,515,648)

Mine operating earnings	1,847,917	6,924,459	11,539,717	22,801,224

General and administrative expenses (note 14, 17)	(1,298,280)	(1,125,084)	(4,182,307)	(4,065,903)
Share-based compensation (note 11, 17)	(234,373)	(311,407)	(1,340,606)	(1,625,944)
Foreign exchange gain (loss)	383,078	36,707	(67,863)	1,286,401
Accretion expense	(75,765)	(39,636)	(227,297)	(118,905)

Operating earnings	622,577	5,485,039	5,721,644	18,276,873

Other income (expense) (note 15)	(74,600)	-	539,714	-
Interest income	35,789	97,503	302,407	226,024
Finance costs (note 10)	(156,752)	(61,224)	(349,412)	(61,224)

Earnings before taxes	427,014	5,521,318	6,214,353	18,441,673

Taxes
Current income tax recovery (expense) (note 20)	3,092,000	(1,153,000)	370,000	(3,870,000)
Deferred tax expense (note 20)	(3,278,000)	(663,000)	(2,561,000)	(1,998,000)

Net earnings	241,014	3,705,318	4,023,353	12,573,673

Other comprehensive earnings (loss)
Exchange gain (loss) in translation to US Dollars	-	459,247	-	(1,545,142)

Comprehensive earnings for the period	$241,014	$4,164,565	$4,023,353	$11,028,531

Earnings per common share (note 16)
Basic	$0.00	$0.03	$0.03	$0.12
Diluted	$0.00	$0.03	$0.03	$0.11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the nine months ended September 30,	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period	$4,023,353	12,573,673
Items not affecting cash:
Depletion, depreciation and amortization	5,017,093	4,515,648
Share-based compensation	1,340,606	1,625,944
Accretion expense	227,297	118,905
Unrealized foreign exchange loss (gain)	2,890	(1,387,476)
Deferred revenue (note 9)	(651,008)	(1,671,270)
Interest income	(302,407)	(226,024)
Finance costs	128,337	32,249
Current income tax (recovery) expense	(370,000)	3,870,000
Deferred tax expense	2,561,000	1,998,000
Cash flows before changes in working capital items	11,977,161	21,449,649
Amounts receivable	(237,785)	346,774
Taxes receivable	(3,357,793)	(2,545,287)
Prepaid expenses	(259,235)	83,627
Inventory	1,514,375	(772,576)
Taxes payable	7,619,026	-
Accounts payable and accrued liabilities	1,828,455	(480,256)
Cash flows before income taxes	19,084,204	18,081,931
Income taxes paid	(7,655,000)	(2,432,000)
Net cash provided by operating activities	11,429,204	15,649,931
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	20,822,001	-
Capital stock issuance costs	(1,489,408)	(1,823)
Warrants exercised	-	805,468
Stock options exercised	512,358	2,120,359
Deferred finance expense	-	(444,274)
Credit facility drawdown	15,000,000	-
Net cash provided by financing activities	34,844,951	2,479,730
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment (note 7)
- Additions	(37,910,164)	(40,322,359)
- Sandstorm contribution	10,000,000	-
- Sales of silver and gold capitalized	8,349,585	-
Short term investments redemption	-	20,000,000
Exploration and evaluation	(3,730,975)	(1,997,511)
Interest received	302,407	285,621
Net cash used in investing activities	(22,989,147)	(22,034,249)

Impact of exchange rate changes on cash and cash equivalents	(17,288)	(144,219)

Change in cash and cash equivalents, during the period	23,267,720	(4,048,807)
CASH AND CASH EQUIVALENTS, beginning of the period	14,435,453	28,147,049
CASH AND CASH EQUIVALENTS, end of the period	$37,703,173	24,098,242

Supplemental disclosure with respect to cash flows (note 18)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	(Deficit)/	Total
	Number	Amount	Share-Based	Comprehensive	Retained Earnings
			Payments	Loss (1)
Balance at December 31, 2012	105,892,129	$103,246,773	$4,710,841	$(1,498,045)	$(2,555,408)	$103,904,161

Warrants exercised	510,300	987,612	(182,143)	-	-	805,469
Stock options exercised	1,825,000	3,108,467	(988,108)	-	-	2,120,359
Issuance of capital stock (note 8)	615,776	1,250,000	-	-	-	1,250,000
Share issuance costs	-	(1,823)	-	-	-	(1,823)
Share-based compensation	-	-	1,625,944	-	-	1,625,944
Net earnings for the period	-	-	-	-	12,573,673	12,573,673
Currency translation adjustment	-	-	-	(1,545,142)	-	(1,545,142)

Balance at September 30, 2013	108,843,205	108,591,029	5,166,534	(3,043,187)	10,018,265	120,732,641

Stock options exercised	75,000	85,324	(27,052)	-	-	58,272
Share-based compensation	-	-	881,949	-	-	881,949
Net earnings for the period	-	-	-	-	(4,094,410)	(4,094,410)
Currency translation adjustment	-	-	-	(444,318)	-	(444,318)

Balance at December 31, 2013	108,918,205	108,676,353	6,021,431	(3,487,505)	5,923,855	117,134,134

Stock options exercised	980,000	767,676	(255,318)	-	-	512,358
Issuance of capital stock	8,855,000	20,822,001	-	-	-	20,822,001
Share issuance costs	-	(1,489,408)	-	-	-	(1,489,408)
Share-based compensation	-	-	1,340,606	-	-	1,340,606
Net earnings for the period	-	-	-	-	4,023,353	4,023,353

Balance at September 30, 2014	118,753,205	$128,776,622	$7,106,719	$(3,487,505)	$9,947,208	$142,343,044

1)  Prior to January 1, 2014, the functional currency of the Company’s Canadian operations was the Canadian dollar and the functional currency for all the foreign entities was the United States dollar. The functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar effective January 1, 2014, as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the credit facility (note 10). Exchange differences on the re-translation of the Company’s Canadian entities are now recorded in the statement of operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1.      NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. SilverCrest is a public company whose shares trade on the New York Stock Exchange (“NYSE”) (under the symbol SVLC), on the Toronto Stock Exchange (“TSX”) (under the symbol SVL) and the Frankfurt Stock Exchange (“FSE”) (under the symbol CW5).

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on November 12, 2014.

2.      BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with SilverCrest’s most recently issued audited consolidated financial statements for the year ended December 31, 2013, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these audited consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective January 1, 2014.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V., Minera Metro S.A. de C.V., and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
Minera Metro S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

3.      CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRS 8 – Operating Segments:

Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics.  IFRS 8 was early adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements. Refer to note 21 for disclosure of the Company’s operating segments.

IAS 32 – Financial Instruments: Presentation (“IAS 32”)

The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’;

•	the application of simultaneous realization and settlement;

•	the offsetting of collateral amounts; and

•	the unit of account for applying the offsetting requirements.

IAS 32 was adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements.

IAS 36 – Impairment of Assets (“IAS 36”)

The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or cash generating unit (“CGU”) to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. IAS 36 was adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21 – Levies (“IFRIC 21”)

An interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements.

4.       NEW STANDARDS NOT YET ADOPTED

IFRS 9 – Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, IASB issued IFRS 15 to replace IAS 18 – Revenue, which establishes a new single five-step control-based revenue recognition model for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

IAS 16 – Property, Plant and Equipment (“IAS 16”) and IAS 38 – Intangibles (“IAS 38”)

IAS 16 and IAS 38 were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, IAS 16 and IAS 38 will have on its condensed consolidated interim financial statements, or whether to early adopt these new requirements.

5.       TAXES RECEIVABLE

	September 30, 2014	December 31, 2013
Value added taxes receivable	$5,158,316	$6,415,814
Income taxes receivable	4,615,292	-
	$9,773,608	$6,415,814

Value added taxes receivable (“VAT”) are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite returns of VAT refunds. The Company believes the balance is fully recoverable and has not provided an allowance.

Income taxes receivable (“ITR”) relates to monthly income tax payments paid in Mexico in 2014 related to the estimated taxes from Santa Elena operations.

6.       INVENTORY

	September 30, 2014	December 31, 2013
Supplies	$1,619,099	$1,000,164
Finished goods - dore bars	1,640,917	2,183,398
Unprocessed ore in stockpile	136,569	-
Silver and gold in process	-	9,712,803
Leach pad ore (1)	7,791,729	-
	11,188,314	12,896,365
Less non-current portion (1)	(6,557,450)	-
	$4,630,864	$12,896,365

(1) The open pit was closed on April 4, 2014, with the heap leaching process being wound down. At June 30, 2014, management reclassified $8,182,373 from silver and gold in process to leach pad ore inventory. The leach pad ore inventory is measured based on the lower of cost per ounce of silver and gold and net realizable value and will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad.  For the three and nine months ended September 30, 2014, the Company recognized $390,644 (2013 - $Nil), in cost of sales related to leach pad ore tonnes processed through the mill (note 13).

For the three and nine months ended September 30, 2014, inventory of $4,340,741 (2013 - $5,293,749) and $12,074,222 (2013 - $14,710,162), respectively, was expensed in cost of sales, and $2,001,109 (2013 - $297,952) and $3,389,011 (2013 - $1,392,449), of inventory was expensed in depletion, depreciation and amortization. No material was written down to its net realizable value or recorded as an impairment in inventories.

7.       PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	EIP	Office
Cost
Balance at December 31, 2012	$20,644,467	$17,720,006	$16,149,457	$108,817	$54,622,747
Additions	788,093	-	55,667,599	12,925	56,468,617
Sales of silver and gold 1	-	-	(748,654)	-	(748,654)
Direct production costs capitalized 1	-	-	168,995	-	168,995
Santa Elena Mine acquisition cost reclass 2	-	(2,330,000)	2,330,000	-	-
Disposals	(36,760)	(1,590)	-	-	(38,350)
Balance at December 31, 2013	21,395,800	15,388,416	73,567,397	121,742	110,473,355
Additions	516,335	-	35,677,028	8,506	36,201,869
Santa Elena Mine EIP reclass 1	65,711,812	-	(65,711,812)	-	-
Sandstorm contribution 3	-	-	(10,000,000)	-	(10,000,000)
Sales of silver and gold 1	-	-	(8,520,350)	-	(8,520,350)
Direct production costs capitalized 1	-	-	1,477,358	-	1,477,358
Balance at September 30, 2014	$87,623,947	$15,388,416	$26,489,621	$130,248	$129,632,232

Accumulated depreciation and depletion
Balance at December 31, 2012	$5,421,253	$5,668,218	$-	$87,323	$11,176,794
Charge for the year	2,158,448	4,020,689	-	9,912	6,189,049
Disposals	(35,058)	-	-	-	(35,058)
Balance at December 31, 2013	7,544,643	9,688,907	-	97,235	17,330,785
Charge for the period	2,954,670	1,860,317	-	8,429	4,823,416
Balance at September 30, 2014	$10,499,313	$11,549,224	$-	$105,664	$22,154,201

Carrying amounts
At December 31, 2013	$13,851,157	$5,699,509	$73,567,397	$24,507	$93,142,570

At September 30, 2014	$77,124,634	$3,839,192	$26,489,621	$24,584	$107,478,031

7.       PROPERTY, PLANT AND EQUIPMENT (continued)

 (1) Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities. For the nine months ended September 30, 2014, the Company capitalized $3,571,688 related to production from Santa Elena’s underground mine and $4,948,662 from production during the commissioning period from Santa Elena’s new mill and CCD/MC processing facilities.  In determining commissioning completion of the mill and CCD/MC processing facilities, management considered the following criteria;

•	Achieving greater than 80% of nameplate capacity (3,000 tonne-per-day) over a reasonable period of continuous production.
•	Achieving average startup recovery rates of 82% gold and 65% silver.
•	Dore production from the new mill exceeding budget estimates.
•	All major components of the mill and facilities completed and operating to the satisfaction of management and independent commissioning team.
•	Completion of budgeted capital expenditures.
•	Achieving positive operating cash flows from expanded operations including milling but excluding underground operations.

 All of the above commissioning criteria were met to the satisfaction of management so on August 1, 2014, the Company reclassified the carrying value of $65,711,812 related to the mill and processing facilities from Santa Elena Mine EIP to Santa Elena Mine Equipment, stopped capitalizing sales of silver and gold ounces and related expenses to the carrying value of the asset, and started to record depreciation in the statement of operations.

(2) Based on updated quantities of probable reserves disclosed in the NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (“Technical Report”) filed July 25, 2013, on SEDAR at www.sedar.com, SilverCrest allocated the Santa Elena Mine $4 million acquisition cost between open pit mine asset and underground mine asset, which resulted in a reclassification of $2,330,000 from Santa Elena Mine Mining Assets to Santa Elena Mine EIP.

(3) In March 2014, in accordance with the terms of the Purchase Agreement (note 9), Sandstorm made an additional $10 million upfront deposit for their share of Santa Elena’s expansion capital costs related to the underground development. The additional $10 million upfront deposit was recorded as a reduction to the carrying value of the Santa Elena EIP asset.

8.       EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

2014					2014
	Ermitaño	La Joya	Cruz de Mayo	Other	Total
Balance at December 31, 2013	$-	$12,568,905	$2,981,200	$125,193	$15,675,298
Additions
Acquisition and option payments	$75,000	$587,500	$-	$-	$662,500
Deferred exploration costs	624,468	1,164,079	13,972	213,368	2,015,887
Subtotal, 2014 additions	699,468	1,751,579	13,972	213,368	2,678,387

Balance at September 30, 2014	$699,468	$14,320,484	$2,995,172	$338,561	$18,353,685

2013				2013
	La Joya	Cruz de Mayo	Other	Total
Balance at December 31, 2012	$8,186,679	$2,872,383	$-	$11,059,062
Additions
Acquisition and option payments	$2,670,000	$50,000	$100,000	$2,820,000
Deferred exploration costs	1,712,226	58,817	25,193	1,796,236
Subtotal, 2013 additions	4,382,226	108,817	125,193	4,616,236

Balance at December 31, 2013	$12,568,905	$2,981,200	$125,193	$15,675,298

Ermitaño Property, Sonora, Mexico

In January 2014, SilverCrest signed an option agreement (the “Agreement”) with Evrim Resources Corp. (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. The Ermitaño Property consists of two concessions (I and II) totalling 165 square kilometres of mineral tenure contiguous to the Santa Elena Mine.  SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year, and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the Production Notice, the annual payments will cease and Evrim will retain a 2% Net Smelter Royalty (“NSR”) on revenues from production of minerals.

8.       EXPLORATION AND EVALUATION ASSETS (continued)

 La Joya Project, Durango, Mexico

The La Joya Project, located southeast of Durango City, Durango State, Mexico is comprised of 15 mineral concessions. Nine of the 15 mineral concessions are known as the La Joya West concessions, which the Company acquired on May 24, 2013, pursuant to the Company’s full exercise of an option granted in 2010 by the original vendors of the concessions. Three of the 15 mineral concessions are known as the La Joya East concessions, for which the Company still maintains an option to purchase from the original owners. The remaining three contiguous mineral concessions were acquired directly by the Company’s wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V.

Prior to 2013, the Company held an option to acquire a 100% interest in the La Joya West concessions, which option was exercised in full on May 24, 2013 by making staged payments totaling $2,680,000 over a three year period commencing June 2010. The final payment of $2,500,000 was settled on May 24, 2013, by a combination of cash payment ($1,250,000) and the issuance of a total of 615,776 common shares of the Company. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. There is a 2% NSR on revenues from production of minerals.

On November 25, 2010, the Company entered into an option agreement to acquire a 100% interest in the three La Joya East concessions. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totaling $1,500,000 over a three year period commencing January 2011 (of which $912,500 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014 (paid) and the second and final payment due May 6, 2015. There is a 2% NSR on revenues from production of minerals. Of the final option payments, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR.

Cruz de Mayo Project, Sonora, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making staged option payments totaling $1,000,000.

	El Guereguito
November 19, 2010 - November 19, 2013	165,000	(total paid)
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR on revenues from production of minerals which ceases on cumulative payments of $1,000,000.

9.       DEFERRED REVENUE

On May 14, 2009, the Company entered into a purchase agreement with Sandstorm Gold Ltd. (“Purchase Agreement”) under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000 and 3,500,000 common shares of Sandstorm. The Purchase Agreement also provided for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold until a total of 50,000 ounces of gold have been delivered. The per ounce price of $350 is subject to an increase of 1% per annum commencing April 1, 2014.

Under the terms of the Purchase Agreement, the Company could have been required to return a portion of the Upfront Deposit if certain production levels were not achieved. Therefore, the Upfront Deposit and fair value of the shares were treated as deferred revenue. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for fiscal 2014, is based on the proportion of gold ounces delivered to Sandstorm in the period, to 50,000 (2013 – 35,794) ounces of gold deliverable to Sandstorm.

In February 2014, the Company received notice of Sandstorm’s election to participate in the Underground Mine Option. In accordance with the terms of the exercise of the option, Sandstorm paid an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of ounces already delivered from open-pit production, at which time the payments will increase to $450 per ounce of gold. The Company recorded the additional $10 million deposit as a reduction to the carrying value of the Santa Elena EIP asset (note 7) as there are no requirements to return any portion of the deposit to Sandstorm.

The Company has granted Sandstorm a charge on the assets of the Company that is subordinate to any existing and future bank debt.

9.       DEFERRED REVENUE (continued)

During the nine month period ended September 30, 2014, the Company recorded revenue of $2,209,947 (2013 - $3,229,925) from the delivery of 3,942 gold ounces (2013 - 4,453) to Sandstorm. The revenue recorded consisted of $1,388,174 (2013 - $1,558,655) in cash and $821,773 (2013 - $1,671,270) from amortization of deferred revenue.  During the nine month period ended September 30, 2014, the Company also recorded $459,948 (2013 - $Nil) to the Santa Elena Mine EIP related to the delivery of 819 gold ounces to Sandstorm. This revenue consisted of $289,183 in cash and $170,765 from amortization of deferred revenue.

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2012	$7,995,181	$954,843	$8,950,024
Delivery of gold	(2,044,119)	(244,123)	(2,288,242)
As at December 31, 2013	5,951,062	710,720	6,661,782
Less current portion	(2,346,749)	(280,266)	(2,627,015)
Deferred revenue	$3,604,313	$430,454	$4,034,767

As at December 31, 2013	$5,951,062	$710,720	$6,661,782
Delivery of gold	(734,101)	(87,672)	(821,773)
As at September 30, 2014	5,216,961	623,048	5,840,009
Less current portion	(1,415,282)	(169,024)	(1,584,306)
Deferred revenue	$3,801,679	$454,024	$4,255,703

10.       CREDIT FACILITY

On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with the Bank of Nova Scotia (“Scotiabank”). The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets. SilverCrest drew down $15 million from the Facility in February, 2014 to fund Santa Elena expansion expenditures.

On July 11, 2014, the available credit limit of the Facility reduced by $10 million to $30 million. The credit limit will reduce by a further $10 million on July 11, 2015, and then mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees and interest is currently payable at the rate of 3.23% per annum.

The availability of the Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. The Company is in compliance with all such covenants as at September 30, 2014. During the nine month period ended September 30, 2014, SilverCrest incurred $297,167 (2013 - $Nil) in interest expense under the Facility, of which $214,660 (2013 - $Nil) was capitalized to Santa Elena Mine EIP and $82,507 (2013 - $Nil) was included in “Finance costs” in the statements of operations. During the nine month period ended September 30, 2014, standby fees on the Facility amounted to $138,568 (2013 - $Nil) which in included in Finance costs.

In fiscal 2013, the Company deferred $514,758 of incremental costs associated with the set-up of the Facility. These costs are being amortized over the three year term of the Facility. During the nine month period ended September 30, 2014, the Company amortized $128,337, which is included in Finance costs. The unamortized portion, amounting to $305,094, is included in “Deferred finance costs” on the consolidated statement of financial position.

11.       CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share.

11.           CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company has a rolling stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year. The Company has not granted options for periods exceeding 5 years.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2012	7,800,000	$1.53
Issued	3,085,000	$1.78
Exercised	(1,900,000)	$1.15
As at December 31, 2013	8,985,000	$1.69
Issued	250,000	$1.97
Exercised	(980,000)	$0.58
Forfeited	(260,000)	$2.10
As at September 30, 2014	7,995,000	$1.83

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$ 1.60	November 7, 2014	240,000	0.10	$ 1.60	240,000	$ 1.60	See subsequent events
$ 1.05	September 10, 2015	950,000	0.95	$ 1.05	950,000	$ 1.05
$ 1.94	February 15, 2016	175,000	1.38	$ 1.94	175,000	$ 1.94
$ 1.17	June 17, 2016	200,000	1.72	$ 1.17	200,000	$ 1.17
$ 1.65	August 2, 2016	1,450,000	1.84	$ 1.65	1,450,000	$ 1.65
$ 1.60	November 7, 2016	70,000	2.11	$ 1.60	70,000	$ 1.60
$ 2.60	December 5, 2017	1,635,000	3.18	$ 2.60	1,635,000	$ 2.60
$ 2.60	January 31, 2018	350,000	3.34	$ 2.60	350,000	$ 2.60
$ 1.68	December 13, 2018	2,675,000	4.21	$ 1.68	1,337,500	$ 1.68
$ 2.00	January 15, 2019	100,000	4.30	$ 2.00	50,000	$ 2.00
$ 1.95	June 11, 2019	150,000	4.70	$ 1.95	37,500	$ 1.95
		7,995,000	2.89	$ 1.83	6,495,000	$ 1.85

Share-based compensation

During the nine month period ended September 30, 2014, the Company granted 250,000 (2013 - 350,000) incentive stock options with a weighted average fair value per option granted of CAD$0.85 (2013 - CAD$1.44) for a total fair value of $193,507 (2013 - $489,908). The share-based compensation recognized during the nine month period ended September 30, 2014, under the fair value method, was $1,340,606 (2013 - $1,625,944).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	September 30, 2014	September 30, 2013
Risk-free interest rate	1.42%	1.50%
Expected dividend yield	-	-
Expected stock price volatility	54.62%	66.27%
Expected forfeiture rate	1.4%	1.0%
Expected option lives	4.2 years	5 years

12.    REVENUES

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Gold revenue - spot prices	$7,325,644	$8,099,083	$20,318,485	$25,739,473
Gold revenue - Sandstorm (1)	822,425	1,091,237	2,209,947	3,229,925
Silver revenue	7,395,672	4,478,813	14,717,924	13,057,636
	15,543,741	13,669,133	$37,246,356	$42,027,034
Capitalized to Santa Elena Mine EIP(2)	(7,542,319)	-	(8,520,350)	-
	$8,001,422	$13,669,133	$28,726,006	$42,027,034

(1) For the three month period ended September 30, 2014, the Company recorded $822,425 (2013 - $1,091,237) from the delivery of 1,463 (2013 – 1,504) gold ounces to Sandstorm, which consisted of $517,344 (2013 - $526,631) in cash and $305,081 (2013 - $564,606) from amortization of deferred revenue.

For the nine month period ended September 30, 2014, the Company recorded $2,209,947 (2013 - $3,229,925) from the delivery of 3,942 (2013 - 4,453) gold ounces to Sandstorm, which consisted of $1,388,174 (2013 - $1,558,655) in cash and $821,773 (2013 - $1,671,270) from amortization of deferred revenue (note 9).

(2) Prior to completing the commissioning of Santa Elena’s EIP, the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities (note 7).

13.       COST OF SALES

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Mining	$-	$1,690,035	$1,311,263	$7,568,928
Crushing and Processing	4,294,378	1,816,690	7,025,750	5,071,526
General and administrative	1,388,733	950,528	3,448,221	2,664,562
Direct production costs	5,683,111	4,457,253	11,785,234	15,305,016
Amortization of leach pad ore inventory	390,644	-	390,644	-
Environmental mining duty (1)	85,000	-	190,000	-
Capitalized to Santa Elena Mine EIP (2)	(1,062,340)	-	(1,477,358)	-
Finished goods inventory adjustment	(660,700)	836,496	1,280,676	(594,854)
	$4,435,715	$5,293,749	$12,169,196	$14,710,162

(1) Effective January 1, 2014, the new Mexican Environmental Mining Duty, based on 0.5% of gross revenues, is included as part of cost of sales.

(2) Prior to completing the commissioning of Santa Elena’s EIP, the Company capitalized proceeds from sales of silver and gold ounces and related expenses provided by the underground mine, mill and processing facilities (note 7).

14.       GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Remuneration (note 17)	$461,564	$465,050	$1,386,353	$1,427,988
Professional fees (note 17)	197,146	158,231	516,152	490,987
General exploration	13,814	42,332	39,542	94,381
Regulatory	25,628	28,622	297,655	193,467
Shareholder and investor relations	55,388	134,012	238,527	395,881
Trade shows and travel	148,446	116,230	540,093	503,785
Other corporate expenses	109,086	3,289	437,605	396,039
Mexico corporate expenses	287,208	177,318	726,380	563,375
	$1,298,280	$1,125,084	$4,182,307	$4,065,903

15.       OTHER INCOME

Other income of $539,714 relates to net proceeds received from an insurance claim.

16.       EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Numerator
Net earnings for the period	$241,014	$3,705,318	$4,023,353	$12,573,673

Denominator
For basic - weighted average number of common shares outstanding	118,747,227	108,775,813	116,291,007	108,062,918
Effect of dilutive stock options and warrants	1,573,264	1,732,941	1,573,264	1,732,941
For diluted - adjusted weighted average number of common shares outstanding	120,320,491	110,508,754	117,864,271	109,795,859

Earnings per common share
Basic	$0.00	$0.03	$0.03	$0.12
Diluted	$0.00	$0.03	$0.03	$0.11

17.    RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2014, the Company completed the following transactions with related parties:

Legal Fees

Legal fees of $102,032 (2013 - $123,231), which were included in professional fees, $131,548 (2013 - $Nil) for share issuance costs, and $nil (2013 - $92,404) in costs associated with the set-up of the Facility were paid or accrued to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $12,478 (2013 - $20,551) in share-based payments to this partner.

Key Management Compensation

	September 30, 2014	September 30, 2013
Salaries and short-term benefits (1)	$778,312	$684,148
Directors' fees	108,958	98,087
Share-based payments	827,924	863,170
	$1,715,194	$1,645,405
(1)	Total remuneration paid to the President and Chief Operating Officer, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $134,505 (2013 - $144,079) for technical and administrative services and recognized $28,349 (2013 - $35,377) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the nine month period ended September 30, 2014, the Company incurred $94,351 (2013 - $47,781) on behalf of Goldsource for these services, of which $25,643 (2013 - $34,338) is receivable at September 30, 2014.

18.    SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	September 30, 2014	September 30, 2013
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Accounts payable and accrued liabilities	$942,816	$1,278,519

Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$207,049	$1,036,781

19.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, taxes receivable, accounts payable and accrued liabilities, taxes payable and the credit facility. Fair value is the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable, accounts payable and accrued liabilities and the credit facility approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s cash and cash equivalents are measured using Level 1 inputs.

20.    INCOME TAXES

The composition of the Company’s deferred tax assets and liabilities are as follows:

	September 30, 2014	December 31, 2013
Mexico operations
Deferred tax assets:
Non-Capital losses	$406,000	$229,000
Asset retirement obligations	1,433,000	1,376,000
Deferred tax liabilities:
Property, plant and equipment	(7,167,000)	(7,589,000)
Exploration and evaluation assets	(2,939,000)	(2,594,000)
Deferred revenue	(3,000,000)	-
Inventory	(337,000)	(465,000)
Defered tax liabilities, net	$(11,604,000)	$(9,043,000)

Current income tax recovery (expense) for the three and nine month period ended September 30, 2014 was $3,092,000 (2013 - ($1,153,000)) and $370,000 (2013 – ($3,870,000)), respectively.

The income tax recovery arises primarily from taking tax deductions for mine development and commissioning costs incurred at Santa Elena during the nine month period ended September 30, 2014. These 2014 income tax deductions give rise to significant differences between the financial statement carrying amounts and the respective Mexican tax bases. The deferred tax expenses amounted to $3,278,000 (2013 - $3,092,000) for the three months and $2,561,000 (2013 – $1,998,000) for the nine months ended September 30, 2014.

21.       SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at Ermitaño, La Joya, Cruz de Mayo and other exploration projects, Mexico; and Corporate. The Company has identified these reporting segments based on the internal reports reviewed and used by the President, it chief operating decision maker, in allocating resources and assessing performance. For reporting purposes, mine exploration and evaluation projects have been aggregated into a single reportable segment where they have similar characteristics. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
September 30, 2014	Santa Elena	Other Projects	Corporate	Total
Revenue	$28,638,334	$-	$87,672	$28,726,006
Cost of sales	(12,169,196)	-	-	(12,169,196)
Depletion, depreciation and amortization	(5,008,664)	-	(8,429)	(5,017,093)
Mine operating earnings	11,460,474	-	79,243	11,539,717
Other net expenses	(953,677)	-	(4,371,687)	(5,325,364)
Current income tax recover	370,000	-	-	370,000
Deferred tax rexpense	(2,561,000)	-	-	(2,561,000)
Net earnings (loss) for the period	$8,315,797	$-	$(4,292,444)	$4,023,353

Asset Information
Property, Plant and Equipment	$107,453,447	$-	$24,584	$107,478,031
Exploration and evaluation assets	$-	$18,353,685	$-	$18,353,685

September 30, 2013	Santa Elena	Other Projects	Corporate	Total
Revenue	$41,848,733	$-	$178,301	$42,027,034
Cost of sales	(14,710,162)	-	-	(14,710,162)
Depletion, depreciation and amortization	(4,508,249)	-	(7,399)	(4,515,648)
Mine operating earnings	22,630,322	-	170,902	22,801,224
Other net expenses	(563,375)	-	(3,796,176)	(4,359,551)
Current income tax expense	(3,870,000)	-	-	(3,870,000)
Deferred tax expense	(1,998,000)	-	-	(1,998,000)
Net earnings (loss) for the period	$16,198,947	$-	$(3,625,274)	$12,573,673

Asset Information
Property, Plant and Equipment	$79,178,409	$-	$27,020	$79,205,429
Exploration and evaluation assets	$-	$15,218,082	$-	$15,218,082

22.       SUBSEQUENT EVENTS

Subsequent to September 30, 2014, 50,000 incentive stock options priced between CAD$1.60 and CAD$2.60 per share were forfeited and 240,000 incentive stock options priced at CAD$1.60 per share were granted a one year extension with an expiry date now of November 7, 2015.